Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130- 3002 o: 858.350.2300 f: 858.350.2399

May 15, 2020

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Courtney Lindsay
Ada Sarmento

Re:	Ra Medical Systems, Inc.
Registration Statement on Form S-1
Filed April 16, 2020
File No. 333-237701

Ladies and Gentlemen:

On behalf of our client, Ra Medical Systems, Inc. (the “Company”), we are responding to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed on May 14, 2020, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments, the Company has filed an amendment to the Registration Statement on the date hereof with revisions as set forth below.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed such comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Exclusive Forum, page 60

1.

Please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also tell us how you will inform investors in future filings that the federal forum provision in your bylaws does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 60 and 70 as follows (with added text underlined):

austin        beijing       boston        brussels        hong kong        london        los angeles        new york        palo alto
san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

May 15, 2020

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our certificate of incorporation further provides that the federal district courts of the United States ~~is~~ are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

Choice of Forum.  Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate or our bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and (v) any action asserting a claim against us that is governed by the internal-affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company intends to include the revised disclosure set forth above in future filings to inform investors that the federal forum provision in its bylaws does not apply to any actions arising under the Exchange Act.

Securities and Exchange Commission

May 15, 2020

Please direct any questions with respect to this Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Andrew Jackson, Ra Medical Systems, Inc.
Daniel Horwood, Ra Medical Systems, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati P.C.
John J. Hart, Ellenoff Grossman & Schole LLP